February 8, 2021

VIA EDGAR

Mr. Edwin Kim
Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Imageware Systems Inc. Registration Statement on Form S-1 Filed December 22, 2020 File No. 333-251563

Ladies and Gentlemen:

This letter is submitted on behalf of ImageWare Systems, Inc. (the “Company”) in response to comments of the staff of the Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed December 22, 2020 as set forth in your letter dated January 12, 2021 (the “Comment Letter”), addressed to Kristin Taylor, Chief Executive Officer of the Company. The Company is filing its Amendment No. 1 to the Registration Statement (the “Amendment”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

REGISTRATION STATEMENT ON FORM S-1

Selling Stockholders, page 16

1.
In footnote (7) of selling stockholders table, you indicate that Nantahala Capital Management, LLC holds voting and dispositive power over the shares owned by: Blackwell Partners LLC - Series A, Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, NCP QR Limited Partnership, and Silver Creek CS SAV, L.L.C. Please disclosure here and in your beneficial ownership tables the natural person(s) that holds voting and/or investment power over these shares.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that Wilmot B. Harkley and Daniel Mack are the natural person(s) that hold voting and/or investment power over these shares. The Company has revised the footnotes to the Selling Stockholder Table on page 18 of the Amendment, and the beneficial ownership tables on page 80 of the Amendment, to indicate that Wilmot B. Harkley and Daniel Mack are the natural person(s) that hold voting and/or investment power over these shares.

2.
Please clarify the voting power percentage, on an as-converted basis, for the shares beneficially owned or managed by Nantahala Capital Management, LLC before and after the offering. Please clarify whether Nantahala Capital Management, LLC may have majority voting control over your voting securities. The total voting power of Nantahala and its concentration of ownership through its clients and/or affiliated funds should be prominently disclosed in summary and risk factor sections, as appropriate.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that prior to the offering, Nantahala Capital Management, LLC, beneficially owned or managed approximately 4.7% of the outstanding voting securities, on an as-converted basis. After the offering, Nantahala Capital Management, LLC, beneficially owned or managed approximately 36.4% of the outstanding voting securities, on an as-converted basis. The total voting power of Nantahala, on an as converted basis, has been disclosed in the summary on page 2, and the risk factors on page 14, of the Amendment.

3.
On page 61, you disclose that the Series D Preferred Stockholders currently beneficially own approximately 50% of the voting securities, on an as-converted basis. We note, however, that the percentage of ownership column of your Series D Preferred Stockholders appears to exceed 50% after the offering per page 17. Please explain this discrepancy.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the disclosures on page 17 and 61 of the Amendment to reflect that the holders of the Company's Series D Convertible Preferred Stock own approximately 53.7% of the outstanding voting securities, on an as-converted basis to address the Staff’s comment.

4.	Please clarify which shares being offered were originally Series C Preferred Stock that were converted into Series D Preferred Stock.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that no shares of the Company's Series C Preferred that were converted into Series D Preferred are being offered by selling shareholders.

Directors and Executive Officers, page 65

5.
On page 61, you disclose that members of your board resigned, and new directors were appointed as part of the Series D Preferred Stock financing. Please identify the Series D directors, and clarify how they were appointed. Further, please identify which director was chosen by your CEO and the Series D directors, and when an additional director will be appointed, as contemplated by the Series D investment agreement.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that page 61 of the Amendment has been revised to identify the Series D Directors and clarify how they were appointed to address the Staff’s comment. Furthermore, the director chosen by the Chief Executive Officer and Series D Director have been identified, and the ongoing search for an additional director has been noted in the Amendment.

General, page 77

6.
The percentage of ownership columns for your beneficial ownership tables do not appear to reconcile. The footnotes indicate that option awards are only included in the total shares outstanding for the option-holder and not any other beneficial owner; however, we are unable to reconcile the "% ownership of class" column. Please advise.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has amended and reconciled the beneficial ownership tables on pages 77 to 80 of the Amendment, including the "% ownership of class" column, to address the Staff’s comment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of Common Stock, page 80

7.	The beneficial ownership table for your common stock contains 11 reference numbers, but there are no footnotes for (6) through (11). Please correct.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has corrected the footnotes to the beneficial ownership tables on page 80 of the Amendment to address the Staff’s comment. Footnotes (6) through (11) have been added, with the appropriate entries inserted as necessary.

8.
The footnote (5) on page 80 for Blackwell Partners LLC refers to Tom Y. Lee holding voting and dispositive power over its shares. Reconcile that footnote with disclosure on pages 17-19 indicating that Nantahala Capital Management, LLC holds voting and dispositive power over Blackwell’s shares. Please also clarify why the number of shares being offered by Blackwell (page 17) exceeds its beneficial ownership on an as- converted basis (page 80).

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has corrected the error to show that Nantahala Capital Management, LLC holds voting and dispositive power over Blackwell Partners LLC's shares on page 80 of the Amendment. Furthermore, the beneficial ownership of Blackwell Partners LLC on page 80 of the Amendment has been corrected and now correlates with the number of shares being offered by Blackwell Partners LLC, as listed on page 17 of the Amendment, each to address the Staff's comment.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me directly at (619) 272-7062.

Very truly yours,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Partner
Disclosure Law Group, a Professional Corporation

cc:	Kristin Taylor Chief Executive Officer ImageWare Systems, Inc.